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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25
                                                     SEC File Number 000-28324
                                                     CUSIP Number 09066Y107


                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
              [ ] Form N-SAR


         For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

            For the Transition Period Ended:
                                             ---------------------

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: BioTransplant Incorporated

Former name if applicable: Not applicable.

Address of principal executive office (street and number): Building 75, Third Avenue

City, state and zip code: Charlestown Navy Yard, Charlestown, Massachusetts
02129

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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
         |        (a)      The reasons described in reasonable detail in Part III of this form
         |                 could not be eliminated without unreasonable effort or expense;
         |
         |        (b)      The subject annual report, semi-annual report, transition report
         |                 on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof,
[X]      |                 will be filed on or before the fifteenth calendar day following the
         |                 prescribed due date; or the subject quarterly report or transition
         |                 report on Form 10-Q, or portion thereof will be filed on or before
         |                 the fifth calendar day following the prescribed due date; and
         |
         |        (c)      The accountant's statement or other exhibit required by Rule 12b-
         |                 25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On May 15, 2001, BioTransplant Incorporated (the "Registrant") acquired Eligix, Inc. ("Eligix") in a merger transaction. At the end of the quarter ended June 30, 2002, the Registrant's management concluded that certain conditions and events required the Registrant to perform impairment testing with respect to the goodwill and intangible assets acquired in the Eligix acquisition. These conditions and events included continued unfavorable economic conditions, sales of the Registrant's HDM Cell Separation Systems that were significantly below expectations and reductions in work force announced on May 8, 2002 and subsequently on July 29, 2002. The July 29, 2002 reduction in force reduced cash-based operating expenses so that they were in line with newly-revised and lower HDM Cell Separation Systems sales expectations for the future. However, while the Registrant was aware at June 30, 2002 that impairment testing was required, the Registrant did not have all of the information required for, and was unable to perform fully, the impairment test until after July 29, 2002. Therefore, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense. The Form 10-Q will be filed no later than the fifth calendar day following the prescribed date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Richard V. Capasso, Vice President, Finance and Treasurer, (617) 241-5200.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]   Yes    [ ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X]   Yes    [ ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the three and six months ended June 30, 2001, the Registrant's net loss was $25,556,810 and $27,868,353, respectively. It is anticipated that, due in substantial part to an anticipated impairment charge relating to the goodwill and intangible assets acquired in the Eligix acquisition, the net loss during each of the three and six months ended June 30, 2002 will be significantly greater than the net loss in each of the corresponding periods in 2001. A reasonable estimate of the net loss during each of the 2002 periods cannot be made at this time because the Registrant is continuing to conduct the impairment test, which is referred to in Part III above.

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                           BioTransplant Incorporated
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  August 15, 2002    By:  /s/ Richard V. Capasso
                                --------------------------------------------
                                Name:  Richard V. Capasso
                                Title: Vice President, Finance and Treasurer


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